SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

www.skadden.com

March 26, 2008

VIA EDGAR AND BY HAND

Ms. Amanda McManus

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:	Lorillard, Inc. Amendment No. 1 to Registration

Statement on Form S-4 (File No. 333-149051)

Dear Ms. McManus:

On behalf of Lorillard, Inc., a Delaware corporation (the “Company”), enclosed please find a copy of Amendment No. 1 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Registration Statement filed with the Commission on February 5, 2008.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of March 3, 2008 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectuses included in Amendment No. 1 to the Registration Statement.

Securities and Exchange Commission

March 26, 2008

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General

1.	Tell us why Loews Corporation did not file a Schedule TO-C at the time of filing of your registration statement.

On February 6, 2008, Loews filed with the Commission a Current Report on Form 8-K under Item 7.01 of such form, which disclosed the filing of the Registration Statement on February 4, 2008. On February 20, 2008, Loews filed Amendment No. 1 to the Form 8-K pursuant to Item 8.01 of such form in order to, among other things, check the box for pre-commencement communications pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934 (the “Exchange Act”). Because of a technical flaw in the Edgar software employed by Loews, Amendment No. 1 was incorrectly coded only as a Current Report on Form 8-K/A and not also under the Edgar filing code for Schedule TO-C. Following receipt of the Comment Letter highlighting this oversight, Loews filed Amendment No. 2 to the Form 8-K on March 6, 2008 in order to file the amended Form 8-K on Schedule TO-C.

2.	Please revise in the summary and “Redemption” sections to discuss Loews’ reasons for the transaction. In this regard, provide a narrative discussion of meetings, discussions and presentations made to or by management that lead up to the decision to consummate the redemption, exchange and dividend and provide us with copies of the “board books” or similar documentation, if any, provided to the boards and management in connection with the proposed transaction.

The Company has added a section entitled “Transaction Background” beginning on page 20 that provides a narrative discussion of meetings, discussions and presentations to the Board that led up to the decision to pursue the Separation.

The Company is sending the requested documentation to the Staff supplementally by courier.

Securities and Exchange Commission

March 26, 2008

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3.	Please tell us how you plan to incorporate the “alternate pages” into a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. In particular, although we may comment on those pages in general at this time, we may comment further once you have incorporated them into an actual registration statement filed with us. In this regard, please confirm that changes made if response to the following comments will also be made to the alternative pages for the exchange offer where appropriate.

The alternate pages are part of one of the two forms of prospectus currently included in the Registration Statement. As discussed in the Explanatory Note immediately following the facing page of the Registration Statement, the Registration Statement contains two forms of prospectus: (i) an information statement / prospectus to be used in connection with the Redemption (the “Information Statement”), and (ii) a prospectus to be used in connection with the Exchange Offer (the “Offer to Exchange”). The disclosure contained in the final Information Statement and the final prospectus for the Offer to Exchange will be substantially identical, except for the disclosure contained in the alternate pages for the Offer to Exchange that are included in the Registration Statement. A complete version of each of the Information Statement and the final prospectus for the Offer to Exchange will be filed with the Commission in accordance with Rule 424 under the Securities Act of 1933.

If helpful, prior to effectiveness, the Company could supplementally provide the Staff with a draft of the complete final prospectus for the Offer to Exchange which integrates the alternate pages with the main disclosure pages.

4.	Please define technical or industry-specific terms when they are first used. For example, please define what is meant by “premium segment” on page 1. Also, define the term “reconstituted tobacco” as used on page 14. Explain what is meant by “relationship marketing” on page 41, the “aging requirements” for tobacco on page 42, and what role the scientific equipment referenced on page 43 play in your research.

The Company has revised the disclosure on pages 1, 16, 43, 45 and 46 to define technical and industry-specific terms when they are first used.

Securities and Exchange Commission

March 26, 2008

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General Information about this Information Statement, page i

5.	Please provide us with copies of the reports or information provided by Management Science Associates, Inc., clearly marking the relevant sections that support references made in the prospectus. Consistent with footnote (1) on page 30, please also explain to us why you believe the volume and market share information is inaccurate, and whether this calls into question the reliability of any other information provided by this source. Tell us whether the information is available to the public without charge or at a nominal cost and provide appropriate details in that respect. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation SK for additional guidance. Alternatively, you may adopt these statements as your own.

The Company is sending to the Staff supplementally by courier a report generated by Management Science Associates, Inc. (“MSAI”) supporting the industry information included in the Registration Statement. The Company advises the Staff that in the ordinary course of its operations it retrieves and analyzes such data from an electronic database maintained by MSAI to which it subscribes.

MSAI conducts a Cigarette Research Audit on behalf of Lorillard, Philip Morris, Reynolds American, Commonwealth, Liggett Vector Brands and Japan Tobacco Company (the “Reporting Companies”) on a weekly, monthly, quarterly and annual basis. The Company believes that MSAI’s data has proven to be an accurate reflection of the volume, share and trend of cigarette companies and brands in the domestic market. MSAI data reflects actual shipment volume for the Reporting Companies, each of which voluntarily provides MSAI with data on its actual cigarette shipments. Collectively, in 2007 the Reporting Companies represented approximately 93% of aggregate cigarette sales in the domestic market.

Because numerous smaller manufacturers and importers of cigarettes (the “Non-Reporting Companies”) do not report their actual cigarette shipments to MSAI, MSAI has developed a model that uses numerous data sources including federal excise tax reports to estimate the volume of cigarettes sold in the domestic market by the Non-Reporting Companies. Lorillard believes that MSAI’s estimate of cigarette shipments for the Non-Reporting Companies may be slightly, but not materially, underreported based on observations and discussions with industry sources, including its customers.

MSAI does not provide data to the public. MSAI has provided a consent to use the information in the Registration Statement and to MSAI being named in the Registration Statement, which is being filed as an exhibit to the Registration Statement.

The Company notes that MSAI data covers shipments of cigarettes in the domestic market, which excludes Puerto Rico, Guam and the U.S. Virgin Islands. A table reconciling the MSAI data report to the data concerning the Company’s total cigarette shipments and its Newport cigarette shipments contained in the Registration Statement is included with the materials being provided to the Staff supplementally.

Securities and Exchange Commission

March 26, 2008

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6.	Each time you include a claim to leadership, please provide substantiation and disclose the measure by which you lead. For example, where on page 1 you state that Newport is the “top selling menthol” brand, state whether that is measured in terms of units sold, revenue or some other means.

The Company has revised the disclosure on pages 1, 29, 40 and 41 to disclose the basis for each claim of leadership.

Summary, page 1

7.	Explain in the forepart of the summary what economic rights are represented by the Carolina Group Stock. In particular, discuss why the Redemption will only result in 62% of Lorillard’s stock being held by current Carolina Group stockholders.

The Company has added disclosure on page 4 to discuss the economic rights represented by Carolina Group Stock and why the Redemption will result in 62% of Lorillard’s stock being held by current Carolina Group stockholders.

8.	Please consider adding diagram or a chart with graphics to help illustrate the narrative description of the parties and the transaction.

A diagram depicting the parties before and after the Separation has been added on page 5.

9.	We note that your disclosure under the section “most profitable operating model of any major U.S. cigarette company,” discusses adjusted operating income. In light of the fact that adjusted operating income is a non-GAAP financial measure, please revise your disclosures here and elsewhere in the filing where this measure is discussed to include the disclosures required under Item 10(e) of Regulation SK for non-GAAP financial measures. These disclosure include:

•	A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance GAAP;

•

A reconciliation of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP;

•

A statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition, results of operations, or liquidity.

See Item 10(e) of Regulation SK.

The Company has updated the disclosure on pages 2 and 42 to comply with Item 10(e) of Regulation S-K.

Securities and Exchange Commission

March 26, 2008

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Lorillard’s Competitive Strengths, page 1

10.	We note the reference to your introduction of the “Newport pleasure” marketing theme in 1972 and your belief that you have maintained a consistent marketing focus to enhance the value of your brand. Please balance this disclosure with the changes that you have made to your marketing efforts as a result of limitations or restrictions imposed by regulations or under any settlement agreements.

The Company has revised the disclosure on pages 1 and 40 to provide additional disclosure with respect to changes in the Company’s marketing to conform to the terms of governmental regulations and settlement agreements.

Lorillard’s Business and Growth Strategies, page 2

11.	We note your intent to expand your share of the domestic menthol cigarette market. Consistent with your disclosure elsewhere that the domestic cigarette market has been contracting at a compound annual rate of 2.5% from 1998 through 2007, please balance your disclosure with a brief discussion of the overall trend in cigarette sales in the United States. This seems particularly relevant since an increase in market share in a declining market could, in some instances, result in a comparable number of sales. Please also provide specific details about your efforts on identifying areas of the U.S. market that you believe provide opportunities for growth.

The Company has revised the disclosure on pages 2-3 and 41 to include a discussion of the overall trend in cigarette sales in the United States and to specifically identify adult smokers of competitive brands as an opportunity for growth.

12.	We note your intent to selectively pursue acquisitions on an opportunistic basis. To the extent that you have any current plans, please disclose them. Otherwise, please clearly disclose that you have no current acquisition plans.

The Company has revised the disclosure on pages 3 and 43 to indicate that it is not currently in discussions with any third party regarding a potential acquisition.

Risk Factors, page 8

13.	Consistent with your disclosure on page 47, please add a risk factor to discuss the risks associated with state and local smoking bans, including the trend associated with such legislation and the particularly public places that are being targeted for restriction by such bans. Please also add disclosure about the smoking bans in the Business Environment section on page 28.

The Company has added a risk factor on page 15 and provided additional disclosure on page 33 with respect to risks associated with state and local smoking bans.

Securities and Exchange Commission

March 26, 2008

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14.	Consistent with your disclosure on page 26, please add a risk factor discussing the fact that because management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of material pending litigation, no material provision has been made in your consolidated financial statement for any unfavorable outcome.

The Company has revised the disclosure to add a risk factor on page 12 with respect to unfavorable outcomes of material pending litigation.

15.	Include a risk factor discussing your indemnity obligations to Loews contained in the Separation Agreement. In addition, discuss the risks associated with separating your significant liabilities connected to tobacco litigation from Loews’ substantially larger asset and revenue base.

The Company notes that its indemnification obligations to Loews are described in the risk factor “The Separation Agreement contains provisions that may prevent or discourage other companies from acquiring Lorillard” on pages 17-18. The disclosure has been revised so as to separate the final paragraph of that risk factor into its own risk factor with a separate heading in order to distinguish the Company’s obligations related to tax-related matters and its indemnification obligations related to litigation concerning Lorillard’s business.

The Company notes that the Lorillard business is conducted by Lorillard and its subsidiaries, which are separate corporate entities from Loews. Accordingly, since the asset and revenue base of Loews is not available to creditors of Lorillard, the Company does not believe that any additional risk factor disclosure is required.

16.	Revise risk factors related to litigation to remove legal jargon and generally for understandability. For example, the first risk factor on page 9 states that the plaintiff “may not seek disgorgement of profits” and that the appeal was “interlocutory in nature.”

The Company has revised the risk factors related to litigation on page 10 and other disclosure throughout the Registration Statement to remove legal jargon and to make the discussion more understandable.

The proposed regulation of cigarettes bv the Food and Drug Administration, page 10

17.	Please provide support for you statement that the bill you reference is being opposed by “most other tobacco manufacturers” or revise to remove this assertion here and throughout.

The Company has revised the disclosure on pages 11 and 49 to remove reference to “most other tobacco manufacturers.”

Securities and Exchange Commission

March 26, 2008

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Concerns that mentholated cigarettes may pose greater health risk, page 12

18.	Please expand your disclosure to provide more details about the claims of others, particularly the Center for Disease Control and Prevention, that mentholated cigarettes may pose greater health risks than non-mentholated cigarettes.

The Company has revised the risk factor on page 13 to provide additional detail about the claims arising from the First Conference on Menthol Cigarettes and published by the Center for Disease Control and Prevention.

Lorillard is dependent on the domestic . . ., page 12

19.	Reconcile your disclosure here, that “Lorillard does not have foreign cigarette sales” with disclosure elsewhere that, for example, your unit volume differs from your domestic unit volume, suggesting a foreign element.

The Company has revised the disclosure on page 14 to clarify the term “domestic market.”

The availability of counterfeit cigarettes could adversely affect Lorillard’s sales, page 13

20.	Please expand your disclosure to provide more detail about the risk associated with counterfeit cigarettes, including whether you believe your sales volume, revenue or profits have already been impacted to some degree by counterfeiting.

The Company has revised the disclosure on page 15 to disclose more detail about the risk associated with counterfeit cigarettes.

Forward-Looking Statements Disclaimer, page 17

21.	The Private Securities Litigation Reform Act does not apply to initial public offerings such as this. Please revise to eliminate the implication that Private Securities Litigation Reform Act is applicable to your offering.

The Company has deleted the references to the Private Securities Litigation Reform Act on page 19.

The Redemption, page 18

22.	Revise the last 3 bullet points under “Reasons for the Separation” to discuss the reasons why management of Loews feels that these benefits will accrue. In addition, please quantify all benefits listed. Finally, discuss any negative factors considered by management.

In response to Comment No. 2, a section entitled “Transaction Background” has been added beginning on page 20. This section discusses the principal benefits of the Separation considered by Loews’s board of directors and management. For certain benefits, an explanation of the reasons that such benefits are expected to accrue has been included. For other benefits that are self-evident, (e.g., permitting Lorillard to use its common stock as acquisition consideration and allowing the Loews and Lorillard management teams to focus on their respective strategic priorities), no such explanation has been included.

Securities and Exchange Commission

March 26, 2008

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The Company respectfully submits that it does not believe the benefits associated with the Separation are quantifiable.

The “Transaction Background” section includes a potential negative factor considered by the Board in its assessment of the Separation: the loss of dividends from Lorillard following the Separation.

Business Environment, page 28

23.	Please discuss the factor(s) that have led to the increases in cigarette prices, and if this is indicative of a trend that is likely to continue please discuss additional adverse impacts that are possible. In addition, tell us whether the price increases have had any other result beyond increasing competition from discount brands, and expand your disclosure if appropriate. For example, tell us whether you believe the increased prices have deterred people from starting to smoke or encouraged people to quit smoking.

The Company has revised the disclosure on pages 32-33 to identify the factors that have led to cigarette price increases and to reflect that the Company is unable to determine what effect price increases have on discouraging consumers from starting to smoke or encouraging them to quit.

Income Statement Captions, page 30

24.	We note your disclosure that cost of sales includes promotional product expenses. Please explain to us the nature of these promotions and tell us how they differ from the trade and consumer promotions deducted from revenue, as disclosed in Note 1. In light of the disclosure in Note 1 that trade and consumer promotions are accounted for as a reduction of revenues, please revise to separately disclose the nature of any promotional expenses that are accounted for as cost of sales.

Promotional product expenses that are included in cost of sales include the cost of and all applicable excise taxes related to the free portion of “buy some get some free” product promotions. Trade and consumer promotion expenses that are accounted for as a reduction of revenue include retail price discounts, coupons and retail display allowances. The Company has revised the disclosure on page F-8 to clarify its accounting for promotional expenses included in cost of sales.

Results of Operations, page 31

25.	Tell us why you assume prices were unchanged for purposes of your net sales results comparisons in the penultimate paragraph on page 31. We assume you know what the prices have been.

The Company analyzes changes in revenue based on two components: (i) change due to volume, and (ii) change due to price. To accurately reflect the volume component of change in revenue, the Company assumes that prices are unchanged. Because the phrase “assuming that prices were unchanged” may lead to a misunderstanding of the Company’s analysis, the phrase has been deleted.

Securities and Exchange Commission

March 26, 2008

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Liquidity and Capital Resources, page 34

26.	Discuss why cash flows from investing activities were so dramatically different in 2006 versus 2005 and 2007.

The Company has revised the disclosure on page 37 to discuss the changes in cash flow from investing activities between 2005 and 2007.

Contractual Cash Payment Obligations, page 36

27.	Disclose whether, in relation to the State Settlement Agreements, there is a baseline payment from adjustments are made in the paragraph following the chart.

The Company has revised the disclosure on page 39 to state that the amounts listed as payments under the State Settlement Agreements in 2007 and 2008 include certain adjustments.

Market Risk, page 36

28.	We note your disclosure that you have exposure to equity price risk. Please revise your disclosure to comply with one of the three disclosure alternatives set forth in Item 305 of Regulation SK.

The Company believes that its disclosure satisfies the requirements stated in alternative (a)(ii) in Item 305 of Regulation S-K. The Company’s disclosure includes a sensitivity analysis that expresses the potential loss in carrying value (and pretax impact to future earnings) resulting from a hypothetical 25% decrease in the price of the underlying equity investments.

The Company has added further clarification to its disclosure on page 39 in response to the Staff’s comment.

Securities and Exchange Commission

March 26, 2008

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Lorillard’s Business and Growth Strategies, page 40

29.	Please expand your disclosure to provide more clarity as to the current stage in the development of the Triumph Snus smokeless tobacco product. For example, you indicate that you commenced test marketing in 2008, but it is unclear if this means that a full blown release of the product is likely in the near future, or if this testing is part of an overall research plan that is designed to further develop the product for a release in the distant future. Any additional guidance would be helpful.

The Company has revised the disclosure on page 43 to expand the discussion with respect to the development of Triumph Snus, including to indicate that the test marketing is part of an overall research plan in connection with the broader release of Triumph Snus.

Customers and Distribution, page 42

30.	Describe the material terms of your customer agreements. In addition, file your agreement with McLane Company as an exhibit or tell us why you do not believe that it is required.

Sales to McLane Company are not governed by any written agreement. The Company has revised the disclosure on page 44 accordingly.

Raw Materials and Manufacturing, page 42

31.	We note your reliance on Alliance One International for 90% of your domestic leaf tobacco, and your belief that you could readily obtain high-quality leaf tobacco from an alternative industry source if needed. Please disclose whether you believe this replacement could be obtained at a comparable price. In addition, file your agreement with Alliance One as an exhibit or tell us why you do not believe that it is required.

The Company has revised the disclosure on page 45 to indicate that replacement domestic leaf tobacco may not be available at prices comparable to those it pays to Alliance One. The Company does not believe that its agreement with Alliance One is required to be filed pursuant to Item 601(b)(10) of Regulation S-K because it is a contract entered into in the ordinary course of business and does not pertain to the purchase of a major part of the Company’s requirements of goods, services or raw materials. Tobacco leaf purchased by the Company through Alliance One, including 90% of its domestic leaf tobacco, accounts for significantly less than a majority of all leaf tobacco purchased by the Company.

Securities and Exchange Commission

March 26, 2008

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The Company has revised the disclosure on page 45 to reflect that the Company believes that it may not be able to obtain a replacement at a comparable price and to clarify and expand upon the Company’s purchase of foreign tobacco.

Legal Proceedings, page 49

32.	Where applicable, please disclose the date of any scheduled trial or appellate hearing. For example, disclose the trial date that is scheduled for one of the flight attendant cases as referenced on page 51, and trial dates that are schedule for some of the pending filter cases as referenced on page 55.

The Company has revised its disclosure in order to identify the Conventional Product Liability, Flight Attendant, Engle Progeny and Filter cases that were scheduled for trial as of March 14, 2008.

Flight Attendant Cases, page 51

33.	Clarify whether all 2625 possible plaintiffs have filed cases.

The Company advises that each of the Flight Attendant matters identified in the disclosure are cases, as that term is commonly understood. The Company has revised its disclosure to clarify that the time period for filing these cases has concluded. As a result, no additional Flight Attendant cases will be filed, and no additional disclosure is required in the Registration Statement.

Tobacco-Related Antitrust Cases, page 55

34.	In addition to providing a cross-reference to the discussion of these cases in the notes to your financial statements, provide a brief discussion of these cases here as this may be helpful to investors and more consistent with the disclosure of your other cases in the legal proceedings section.

The Company has revised the disclosure on pages 57-58 to include a brief discussion of the tobacco-related antitrust cases.

Compensation Discussion and Analysis, page 62

35.	We note your disclosure regarding base salary, annual incentives, and stock-based awards. For example, we note that you use pre-established performance goals for some executive officers in determining their annual cash incentives, along with a subjective component in assessing whether individual performance criteria were met. We also note your use of profit and unit volume objectives. Please include qualitative and quantitative

Securities and Exchange Commission

March 26, 2008

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disclosure regarding the determination of targets and the targets actually reached. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(b) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

The disclosure on pages 66-67 has been revised to provide a description of the individual performance criteria utilized under the annual incentive compensation plan, the extent to which these criteria were met in 2007 and how this determination is made. The disclosure on pages 66-67 has also been revised to provide a description of how the Company’s overall performance determines the amount payable under its annual incentive compensation plan. Payments under the Company’s annual incentive compensation plan are not based on pre-established performance goals and that portion of the description has been deleted.

36.	We note that stock-based award levels are determined “primarily” by an individual’s salary grade level. Please expand your disclosure to provide further insight into how salary grade level is factored in to the determination of stock-based awards, and what other factors are considered besides salary grade level.

The disclosure on page 68 has been revised to provide the specific stock-based award levels for each of the Named Executive Officers and how other factors are considered in determining the stock-based award levels.

2007 Summary Compensation Table, page 65

37.	Please clarify what you mean in footnote (1) that the plan did not meet the criteria as an incentive plan.

Footnote (1) on page 69 has been revised to clarify its meaning.

Employment Agreement, page 74

38.	Please disclose the term of Mr. Orlowsky’s current employment agreement.

The disclosure on pages 78-79 has been revised to provide a description of Mr. Orlowsky’s new employment agreement, including its term, and to delete the description of Mr. Orlowsky’s previous employment agreement, which has been superseded by the new employment agreement.

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March 26, 2008

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Certain U.S. Federal Income Tax Consequences, page 84

39.	Please revise to delete your characterization of the tax consequences to U.S. holders as a “summary” in the first paragraph and throughout because your disclosure appears to indicate that you are receiving an opinion.

The Company has deleted the characterization of the tax consequences to U.S. holders as a “summary” on pages 88 and Alt-25.

40.	We believe it is not appropriate to provide a tax discussion and then indicate each investor “should” consult their own tax advisor. You may revise to indicate that an investor may want to consult with an advisor as to their individual circumstances.

The Company has revised the existing recommendation concerning tax advisors on pages 88 and Alt-28.

41.	Because the receipt of the opinion is a waivable condition to completion of the transactions, please confirm that you will file a final executed form of tax opinion before requesting acceleration of effectiveness of your filing. In addition, please supply us with a form of the tax opinion for our review.

The Company hereby confirms that it intends to file an executed version of the tax opinion as an exhibit to the Registration Statement after the Internal Revenue Service has issued a private letter ruling with respect to the Separation and prior to the Company’s request for acceleration of effectiveness of the Registration Statement. In response to the Staff’s request, the Company is supplementally submitting a draft of the tax opinion to the Staff by courier.

Legal Matters, page 86

42.	Please revise to clarify that counsel “is” passing on the validity of the common stock being distributed in the Redemption.

The Company has made the requested revision on page 90.

Audited Financial Statements for the Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm, page F-2

43.	Please remove the restrictive legend which precedes the report of the independent registered public accounting firm prior to the planned effectiveness of the Company’s Form S-4 registration statement.

Deloitte & Touche LLP has advised the Company that it intends to remove the restrictive legend preceding its report prior to the effectiveness of the Registration Statement.

Securities and Exchange Commission

March 26, 2008

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Consolidated Statements of Income, page F-4

44.	We note your one-line presentation of earnings per share on the face of the statements of income. Please revise to disclose the amounts of both basic and diluted earnings per share for each period presented. If basic and diluted EPS are the same amount, please disclose that the earnings per share amount on the face of the statements of income represents both basic and diluted EPS. Also, as applicable, please revise the notes to the financial statements to disclose the following for each period in which an income statement is presented:

•	A reconciliation of the numerators and denominators of the basic EPS and the diluted EPS computations for income from continuing operations

•	Securities that could potentially dilute EPS in the future, but which were not included in the calculation of diluted EPS because to do so would have been antidilutive for the periods presented

•	See paragraphs 36 and 40 of SFAS No. 128.

The Company has a simple equity structure and there are no instruments issued that could potentially dilute basic earnings per share. However, certain of the Company’s employees receive benefits from stock options issued and approved under the Loews Carolina Group 2002 Stock Option Plan and this distinction has been clarified in the Company’s EPS policy stated in Note 1. The Company does not believe that additional revisions are needed to the face of the statements of income or to the notes to the financial statements except as noted above.

Consolidated Statements of Cash Flows, page F-6

45.	Please revise your consolidated statements of cash flows to provide separate disclosure of cash flows from sales and maturities of available for sale securities. Refer to the guidance in paragraph 18 of SFAS No. 115.

The Company has revised its consolidated statements of cash flows to provide separate disclosure of cash flows from sales and maturities of available for sale securities.

Notes to the Financial Statements, page F-7

46.	Please revise the notes to the financial statements in future filings to disclose the ending accumulated balances for each item in accumulated other comprehensive income. See paragraph 26 of SFAS No. 130.

Although the Company has investments in securities that are in an available for sale portfolio, as discussed in Note 1, unrealized gains and losses were less than $1 million, and therefore the only balances in accumulated other comprehensive income (loss) relate to the Company’s pension liability. In response to the Staff’s comment, the Company added disclosure to clarify this matter on page F-9.

47.	Please revise the notes to the financial statements to disclose the fair value of financial instruments for which it is practicable to estimate fair value, and the methods and significant assumptions used to estimate the fair value of financial instruments. For financial instruments for which it is concluded that estimating fair value is not practicable, please

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March 26, 2008

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disclose (i) information related to estimating the fair value of the financial instrument (such as the carrying amount, effective interest rate, and maturity) and (ii) the reasons why it is not practicable to estimate fair value. See paragraphs 10 and 14 of SFAS No. 107 and paragraphs 531 and 532 of SFAS No. 133.

The Company has elected not to provide a separate footnote to disclose the fair value of financial instruments since the amounts reported in the Consolidated Balance Sheets are at fair value. The majority of the Company’s invested assets are cash equivalents consisting of short-term liquid investments with a maturity at date of purchase of three months or less. The Company has revised the disclosure under “Cash equivalents and marketable securities” in Note 1 on page F-7 to state the methods used to estimate fair value.

Other Investments, page F-7

48.	We note your disclosure that “other investments” primarily include investments in limited partnerships that are recorded at the Company’s share of the net asset value of each partnership, or carrying value, as determined by the General Partner, and changes in net asset values are accounted for under the equity method and recorded within other income (expense), net. In light of your disclosure that you are a passive investor in the partnerships and have no influence over their management, please explain to us why you believe it is appropriate to account for these investments under the equity method of accounting. Also, please tell us and revise to disclose your ownership percentage in these partnerships. Additionally, please revise to include the disclosures required by paragraph 20 of APB 18 and Rule 4-08(g) of Regulation S-X.

The Company uses the equity method of accounting for its investments in Limited Partnerships based upon the guidance in SOP 78-9, “Accounting for Investments in Real Estate Ventures” and Topic D-46 “Accounting for Limited Partnership Investments” of the EITF. Pursuant to such guidance, the Company accounts for all of its investments in limited partnerships under the equity method, and in fact, believes such treatment is preferable to the cost method of accounting. As of December 31, 2006, the Company invested in eight limited partnerships with ownership interests ranging from 1% to 41%. The carrying value of $210 million represented approximately 2.3% of the aggregate partnerships’ equity. At December 31, 2007 the Company invested in two limited partnerships with ownership interests of 1% and 17%. The carrying value of $49 million represented approximately 2% of the aggregate partnerships’ equity. The Company intends to liquidate the remaining limited partnership investments in 2008.

The Company’s investment in and results from limited partnerships are not material for disclosure under paragraph 20 of APB 18 nor is the aggregate disclosure prescribed by Rule 4-08(g) of Regulation S-X required based upon test of significance provided for in that rule.

For purpose of clarity the Company has changed its disclosure in Note 1 “Other Investments.”

Revenue Recognition, page F-8

49.	We note from your disclosure that consumer and trade promotional expenses are recorded as a reduction of revenue based on amounts estimated as due to customers and consumers at the end of a period based primarily on use and redemption rates. Please explain to us the nature of these promotional expenses. If any of the promotional expenses relate to a “free” product or service, or anything other than cash, please tell us why you believe it is appropriate to record the amounts as reductions of revenue rather than as an expense. See EITF 01-09 and EITF 00-22. Also, if the amount of sales incentives and consumer and trade promotional expenses are material, please disclose the amount in Note 1.

Securities and Exchange Commission

March 26, 2008

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The Company believes that its accounting for sales incentives is in accordance with EITF 01-09 and 00-22. Consumer and trade promotional expenses that are included as a reduction of revenues include sales incentives in the form of retail price discounts (buydowns), coupons (cash discounts) and retail display allowances (slotting fees). The Company respectfully does not believe that the amount of sales incentives included in net revenues is a required disclosure and that this information would not be meaningful to the investor.

Promotional expenses related to free products are charged to cost of sales. The Company has revised the disclosure on page F-8 accordingly.

Advertising and Marketing Costs, page F-8

50.	Please revise to disclose the total amount charged to advertising expense for each income statement presented. See paragraph 49 of SOP 93-7. Also, please disclose the total research and development costs charged to expense in each period for which an income statement is presented. See paragraph 13 of SFAS No. 2.

The Company has revised Note 1 to disclose the amounts of advertising and research and development costs charged to expense in the consolidated statements of income for the periods presented.

Tobacco Settlement Costs, page F-8

51.	We note your disclosure in Note 1 that Lorillard recorded pre-tax charges of $999 million, $977 million and $846 million for the years ended December 31, 2006, 2005, and 2004 respectively, to accrue its obligations under various settlement agreements. In light of your disclosure in Note 9, that Lorillard recorded pre-tax charges of $911 million, $876 million and $846 million for the years ended December 31, 2006, 2005 and 2004, respectively to accrue its obligation under the State Settlement Agreements, please explain to us, and clarify in the notes to the financial statements, the nature of the differences in these amounts. Also, please explain when these amounts are paid and indicate the nature of the remaining settlement cost liability on the balance sheet as of December 31,2006 and 2005.

The Company has corrected the disclosure in Note 1 on page F-8 to show that Lorillard recorded pretax charges to accrue its obligations under the State Settlement Agreements consistent with the disclosure in Note 9. The previous amounts included costs related to a federal assessment for the benefit of tobacco growers, which is not included in the category of “State Settlement Agreements.”

Note 9. Legal Proceedings and Commitments, page F-19

52.	Given the significant volume of litigation pending against the Company as described in Note 9 and elsewhere in the filing, please revise your significant accounting policies to disclose the Company’s accounting policy for legal costs incurred in connection with this pending litigation. Refer to the guidance outlined in EITF Topic D-77.

Securities and Exchange Commission

March 26, 2008

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The Company has revised disclosure in Note 1 on page F-8 to state its policy that legal costs are expensed as incurred and what conditions are met prior to accruing a loss contingency.

Note 10. Related Party Transactions, page F-28

53.	We note from the disclosure in Note 10 that Lorillard is charged for certain costs or services provided by Loews under the services agreements with Loews. Please revise to disclose the methods used to allocate such costs to Lorillard and provide an assertion by management that the method used is reasonable. In addition, since agreements with related parties are by definition not at arms length, please provide management’s estimate of what the Company’s expenses would have been if Lorillard had operated as an unaffiliated entity during the periods presented. Refer to the guidance in SAB Topic 1B, Question 2.

Under the Services Agreements between the Company and Loews, the Company is required to reimburse Loews for (i) actual costs incurred (such as salaries, employee benefits and payroll taxes) related to the Loews personnel providing such services, and (ii) all out-of-pocket expenses related to the provision of such services. The Company believes the cost that it may incur if these services were provided by an independent third party would not produce materially different amounts, and that the allocation of cost is reasonable. The Company has added this clarification to the related party disclosure on pages F-28 and F-29.

Unaudited Interim Financial Statements for the Nine Months Ended September 30, 2007

Notes to the Financial Statements, page F-34

54.	We note from your disclosures on pages 2 and 40 that in 2007 you entered into a joint venture with Swedish Match North America to develop and evaluate the opportunity to market a smokeless tobacco product for the U.S. market called Triumph Snus, and commenced test marketing in 2008. Please revise the notes to the interim financial statements to discuss this joint venture, including how you account for the investment and any amounts paid or committed to the joint venture to date. If you do not believe disclosure is required because the investment is not material, please indicate this in your response.

As of December 31, 2007, the Company had invested approximately $325,000 in the Swedish Match North America joint venture and believes that its investment is not material to its results of operations, financial position and cash flows. Due to the immateriality of this investment, no further disclosures to the financial statements are deemed necessary by the Company.

Securities and Exchange Commission

March 26, 2008

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Note 9. Subsequent Events, page F-45

55.	We note your disclosure that in the fourth quarter ended December 31, 2007, you have recorded a provision of $66 million for the matter relating to the cessation programs for Louisiana smokers. Please explain to us why you believe it is appropriate to record this provision in the fourth quarter of fiscal 2007 rather than in the quarter ended September 30, 2007. As part of your response, please tell us the nature of any changes in the litigation that occurred subsequent to September 30, 2007.

The Company recorded the provision of $66 million in the fourth quarter of 2007 for the matter relating to the cessation programs for Louisiana smokers (the “Scott case”) because additional facts came to light. Specifically, when the Supreme Court of Louisiana denied review of the Court of Appeals’ decision in the Scott case in January 2008, the Company determined that it was probable and estimable that funding for the cessation program would be required and, accordingly, recorded the provision in the fourth quarter of 2007.

Further, the Company had already issued stand-alone financial statements for the quarter ended September 30, 2007 on October 31, 2007 to representatives of the Engle class. In addition, the Company’s results for the quarter ended September 30, 2007 were included in Loews’s Quarterly Report on Form 10-Q filed with the SEC on October 31, 2007.

Pro Forma Consolidated Balance Sheets, page F-56

56.	Please explain why there is an adjustment eliminating Lorillard’s stockholder’s equity in the pro forma balance sheet for the nine months ended September 30, 2007 but no similar adjustment in the pro forma balance sheets for the years ended December 31, 2006, 2005 and 2004.

As discussed on page F-30, the Company disclosed that the pro forma balance sheets assume the Separation occurred at September 30, 2007 (which has now been updated to December 31, 2007). The balance sheets for earlier periods were adjusted to account for the Company as a discontinued operation in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” No adjustment was made to equity for periods prior to the Separation as the equity of a discontinued operation is included in the consolidated equity of the Company until the time of disposal. The Company has revised the disclosure on Page F-30 to clarify the balance sheet presentation for the various periods presented.

Alternate Pages for Exchange Offer

Cover Page, page Alt-1

57.	Please revise to disclose the aggregate amount of securities offered pursuant to this prospectus and the offering price of the securities. Refer to Items 501(b)(2) and (3) of Regulation S-K. Similarly revise your summary.

The Company intends to disclose the maximum aggregate amount of shares of Lorillard Common Stock to be offered by Loews in the Exchange Offer in a pre-effective amendment to the Registration Statement.

Securities and Exchange Commission

March 26, 2008

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Effects of the Separation of Loews, page Alt-8

58.	Please revise to provide greater clarity about what constitutes the notional intergroup debt owed by the Carolina Group to the Loews Group.

The Company does not believe that the notional intergroup debt is material to an investor since no notional intergroup debt will be outstanding upon completion of the Separation. Accordingly, the Company has deleted all references to the notional intergroup debt. The Company also notes that the notional intergroup debt has been thoroughly described in Loews’s public filings, which are incorporated by reference into the Registration Statement, since the creation of the Carolina Group in 2002.

Signatures and Power of Attorney, page II-5

59.	Please include the signature of the person acting as the Controller or Principal Accounting Officer. If a person signs in more than one capacity, you should indicate each capacity in which that person signs. Refer to Instructions for Signatures on Form S-4.

The Company has revised the signature page to clearly indicate who is signing as Principal Accounting Officer.

Consent of Independent Registered Public Accounting Firm

60.	Please revise to eliminate the restrictive legend which precedes the consent of the independent registered accounting firm with regard to the Lorillard audited financial statements prior to the planned effectiveness of the Company’s Form S-4 registration statement.

Deloitte & Touche LLP has advised the Company that it intends to remove the restrictive legend preceding its consent prior to the effectiveness of the Registration Statement.

Other

61.	Please update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

The Company has provided financial statements compliant with Rule 3-12 of Regulation S-X (audited consolidated financial statements of Lorillard for each of the three years ended December 31, 2007 and as of each of the two years ended December 31, 2007) and therefore no updating is necessary at this time.

62.	Please include currently dated consents of your independent registered accountants in any amendments to your Form S-4 registration statement.

The Company has included in Amendment No. 1 currently dated consents of the independent registered accountants and will do the same in any future amendment to the Registration Statement.

Securities and Exchange Commission

March 26, 2008

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Please telephone the undersigned at (212) 735-2918 if you have any questions or need any additional information.

Very truly yours, /s/ Gregory A. Fernicola

Gregory A. Fernicola

cc:	Ronald S. Milstein

General Counsel, Lorillard, Inc.

Gary W. Garson

General Counsel, Loews Corporation